601 Lexington Avenue New York, NY 10022 United States	Facsimile: +1 212 446 4900

+1 212 446 4800

www.kirkland.com

April 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549

Attn:	Frank Knapp Kristina Marrone Isabel Rivera David Link

Re:	Fortress Net Lease REIT Amendment No. 1 to Registration Statement on Form 10-12G Filed March 13, 2024 File No. 000-56632

Ladies and Gentlemen:

This letter sets forth the responses of Fortress Net Lease REIT (the “Company”) to the written comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated March 29, 2024, with respect to the above referenced Registration Statement on Form 10-12G initially filed on February 1, 2024, as amended by a pre-effective amendment thereto filed on March 13, 2024 (as amended, the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response immediately below the numbered comments.

In addition, the Company has revised the Registration Statement and the Company is concurrently filing a post-effective amendment to the Registration Statement (the “Post-Effective Amendment”) with this letter.

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U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
April 26, 2024

Amendment No. 1 to Form 10-12G filed March 13, 2024

General

1.	Please revise the disclosure in your NAV template to include the following:
•	a quantitative illustration of sensitivity based on one or more key assumptions changing;
•	a comparative breakdown for any prior valuations; and
•	historical NAV calculations.

Response: The Company respectfully advises the Staff that as discussed with the Staff on the teleconference on April 15, 2024, the Company believes that the information set forth in its NAV template is substantially consistent with the disclosures of the vast majority of its peer group, comprising at least five other privately placed, non-listed, perpetual-life real estate investment trusts (“private non-listed REITs”) that the Company is aware of as of the date hereof.

In addition, the Company respectfully advises the Staff that although the additional NAV-related information requested by the Staff (the “Additional Information”) is generally included in certain NAV templates of registrants that qualify as public, non-listed real estate investment trusts (“public non-listed REITs”), such registrants are not comparable to the Company or the other private non-listed REITs because, among other things, public non-listed REITs offer their shares to the public pursuant to registration statements on Form S-11, whereas the Company and other private non-listed REITs are only offering their securities in private offerings in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), to investors that are (i) accredited investors or (ii) in the case of securities sold outside the United States, to persons that are not U.S. persons. Further, the Company respectfully advises the Staff that, in contrast to private non-listed REITs like the Company and its peers, public non-listed REITs are subject to heightened regulatory, suitability and disclosure requirements, including suitability standards, investor concentration limitations and other requirements established by certain state securities law regulators and self-regulatory organizations, including the North American Securities Administrators Association (NASAA).

In addition to considering the approach taken by other private non-listed REITs and the differences between private non-listed REITs and public non-listed REITs, the Company respectfully advises the Staff that it has evaluated the disclosure of the Additional Information and has concluded that such information would not be meaningful to investors as the Company does not believe that the Additional Information requested by the Staff is material to an investor’s understanding of the Company’s NAV per share or the net asset value of the Company’s investments, other assets and liabilities, taken as a whole. The Company does not believe the Additional Information would be useful to investors because, (i) the Registration Statement contains detail regarding the Company’s valuation policies and how NAV will be calculated, (ii) the Company publishes its NAV solely for purposes of establishing the price at which the Company will sell and repurchase our shares for a given period, and investors should not view the Company’s NAV as a measure of the Company’s historical or future financial condition or performance, and (iii) the Company’s public filings with the Commission will disclose relevant information regarding the Company’s financial condition and performance. The Company will continue to evaluate whether the Additional Information would be useful to investors in the future.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
April 26, 2024

Item 1. Business, page 8

2.
We note that your principal business involves single-tenant commercial real estate properties subject to long-term net leases with investment grade and other creditworthy tenants or guarantors. Please discuss how you evaluate creditworthiness.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 10 of the Post-Effective Amendment to add the bolded text below to disclose how the Company evaluates the creditworthiness of its tenants.

Our strategy is to focus on acquiring tenants with a strong credit profile by utilizing our credit underwriting expertise while also finding assets with sound real estate fundamentals. We seek to acquire commercial properties occupied by creditworthy tenants, including investment-grade rated, non-investment grade rated and unrated public and private companies (collectively referred to herein as “creditworthy tenants”), that have strong cash generating ability, a strong balance sheet and/or other attractive financial metrics within their market segment. We believe that a key factor to our success will be our Adviser’s ability to underwrite a tenant’s credit. Each of our prospective tenants undergoes a comprehensive proprietary credit assessment. Our Adviser conducts credit analysis by evaluating prospective tenants’ management teams, strategic positioning within their industries, growth prospects, operating margins, financial leverage and cyclicality for an appropriate balance to ensure there is adequate downside protection in their business. The credit underwriting process also seeks to assess the strengths, weaknesses, opportunities and threats to our tenants’ businesses that drive the underlying value proposition of our tenants’ businesses and their ability to create value long-term, including the outlook of the tenant’s market segment and the tenant’s relationship with its customers and suppliers. By evaluating both traditional credit metrics and the long-term value proposition of our tenants’ businesses, we seek to maximize predictable, durable and growing cash flows while mitigating risk in our portfolio.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
April 26, 2024

Item 1A. Risk Factors
We may not be able to obtain the necessary permits and licenses to invest in certain properties., page 67

3.
We note your revised disclosure in response to prior comment 5. As it appears that the company believes there is ambiguity on whether certain permits or licenses are required, please provide risk factor disclosure on the risks of the company being deemed to be operating without required licenses or permits.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 68 of the Post-Effective Amendment to add the bolded text and delete the text that is ~~struck through~~ below to disclose the risks that the Company would encounter if it were to operate without obtaining certain requisite licenses or permits.

Our ability to invest in certain properties, obtain financing for investments, lease properties to tenants and/or engage in lending, advisory and broker activities may be subject to the issuance of permits or licenses. We have not applied for, and do not believe we are currently required to apply for, any ~~these~~ licenses or permits, ~~and~~ but, to the extent any such licenses or permits are required or advisable, there can be no assurance as to ~~whether such licenses or permits are required or~~ whether and when such licenses or permits will be obtained. However, we may, from time to time, apply to obtain licenses or permits at the instruction of our Adviser, and in certain cases, subject to the discretion of our board of trustees, so long as such actions are deemed to be in the best interest of the Company. We expect that if we apply for such licenses or permits, this process could be costly and take several months. Furthermore, we may be subject to various information and other requirements in order to maintain any such licenses, and there is no assurance that we would satisfy those requirements. In addition, certain of our tenants may be required to obtain licenses or permits from federal, state or local authorities in order to conduct their operations on our properties. Although we anticipate that such tenants will be solely responsible for obtaining such licenses or permits, we may from time to time assist or otherwise support our tenants in obtaining any such required licenses or permits. However, our leases typically do not provide the tenant the right to terminate the lease due to failure to obtain required licenses or permits. If we are unable to obtain any necessary permits or licenses for ourselves or on behalf of our tenants in a timely manner, or at all, we may not be able to pursue certain investment opportunities and we may be required to adapt our investment strategies accordingly, which may limit the types of properties that we acquire and the tenants with which we transact. Therefore, our ~~Our~~  inability to obtain necessary permits or licenses could have a material adverse effect on our operations.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
April 26, 2024

Item 2. Financial Information
Management’s Discussion and Analysis of Financial Condition and Results of Operations 2023 Highlights (Results of Operations), page 98

4.
We note that you disclose an annualized distribution rate. Please advise us why it is appropriate to report this figure, as it appears that you have only paid monthly distributions since November 2023 and not for two full fiscal quarters.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has deleted the disclosure relating to its annualized distribution rates under the section titled “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—2023 Highlights (Results of Operations)—Operating Results” because as of December 31, 2023, the Company had not yet paid distributions for two full consecutive fiscal quarters.

Item 3. Properties, page 106

5.
We note that the company acquired two industrial properties on February 29, 2024. For each property, disclose the location, purchase price, annual escalation, and lease terms, or advise us why this information is not material to investors. Also revise to address the material terms of the property acquired on January 29, 2024.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 107 of the Post-Effective Amendment to add the requested information about the industrial properties acquired by the Company subsequent to December 31, 2023 to the existing table under the subheading entitled “Closed Portfolio Investments.”

Consolidated Statement of Operations, page F-3

6.
We note your response to prior comment 9. Rule 3-02(a) of Regulation S-X requires a registrant that is an emerging growth company provide audited financial statements of comprehensive income and cash flows for each of the two fiscal years preceding the date of the most recent audited balance sheet (or such shorter period as the registrant has been in existence). Therefore, we believe it is more appropriate to present audited financial statements for a period beginning on January 24, 2023. Please revise as necessary.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as discussed with the Staff on the teleconference on April 15, 2024, the Company has presented the financial statements for the period beginning on January 24, 2023 (Date of Formation) through December 31, 2023. The financial statements as of December 31, 2023 and for the period from January 24, 2023 (Date of Formation) through December 31, 2023 are included in the Company’s Post-Effective Amendment. In addition, the Company has made corresponding revisions to its disclosure in the Post-Effective Amendment, including, without limitation, in the sections entitled “Item 1. Business—Compensation of the Adviser and Expense Reimbursement,” “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations,” “Item 6. Executive Compensation—Executive Officer Compensation” and “Item 7. Certain Relationships and Related Transactions, and Trustee Independence—(a)Transactions with Related Persons, Promoters and Certain Control Persons.”

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
April 26, 2024

7.
We note your response to prior comment 10, in which you state that you computed weighted average shares outstanding over a period beginning on November 1, 2023, the initial date you issued common shares, through December 31, 2023. Please revise to compute the number of weighted-average number of common shares in accordance with the definition found in ASC 260-10-20. Refer to ASC 260-10-55-40 for additional computational guidance.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that, as discussed with the Staff on the teleconference on April 15, 2024, the Company has recomputed the number of weighted-average common shares in accordance with the definition pursuant to ASC 260-10-20, and such number is set forth on page F-3 of the Company’s financial statements as of December 31, 2023 and for the period from January 24, 2023 (Date of Formation) through December 31, 2023, included in the Company’s Post-Effective Amendment.

Notes to Consolidated Financial Statements
Note 6. Leases, page F-13

8.
We note your response to prior comment 13. To better understand why you believe the $66.4 million property asset under triple net lease with one tenant is not effectively a significant individual concentration of total assets as of December 31, 2023, please address the following:

•
In your calculation of significance inclusive of committed future $183.5 million development spending, tell us how you factored in that portion of this total development dollar commitment to be capitalized and added to the existing $66.4 million cost basis of the property. Please provide your revised calculation.

•
Please tell us how you evaluated the credit risks associated with this tenant in assessing collectability of future rentals due under this lease, and to whether this included a related review of the tenant’s current financial statements.

•
Please discuss the expected funding source for the amount of development spending anticipated for the property, including the extent to which this will include cash rentals to be received from the tenant.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that, as discussed with the Staff on the teleconference on April 15, 2024, the Company acknowledges the Staff’s comment and as set forth in the Company’s response to the Staff’s prior comment 13 in the Company’s response letter dated March 13, 2024 (the “Prior Response Letter”), the Company evaluated the guidance pursuant to Section 2340 of the Division of Corporation Finance’s Financial Reporting Manual (“FRM 2340”), Properties Subject to Triple Net Lease, and, based on the factors discussed in the Prior Response Letter, the Company believes the property it acquired on December 28, 2023 (such date being three days prior to the Company’s most recent balance sheet date and fiscal year end) for $66.4 million, which was subsequently leased to a single tenant under a triple net lease, only accounts for 15.23% of the Company’s overall effective asset concentration, after giving effect to future development commitments, and as such does not represent a “significant” portion of the Company’s assets.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
April 26, 2024

To further assist the Staff in understanding why the Company does not believe the property is effectively a significant individual concentration of total assets as of December 31, 2023, the Company respectfully advises the Staff that it has included an updated table with its calculations in Annex A hereto and also respectfully advises the Staff of the following:

•
The $183.5 million of future development spending is solely related to the Company’s first three acquisitions that were still under development and $0 relates to the $66.4 million operating property acquired on December 28, 2023. As there are no expected future development plans for the $66.4 million operating property, the numerator in our significance calculation will not be impacted. As presented in our prior response, when the future development plans are factored in for the first three acquisitions, the denominator will increase in our significance calculations which results in the $66.4 million operating property representing approximately 15% of the Company’s portfolio and therefore, not a significant concentration of assets.

•
The Company evaluated the credit risks associated with this tenant, including the collectability of future rentals due under this lease, in the same manner to its other tenants as outlined in the Company’s process discussed above in the Company’s response to question 2. The Company also reviewed financial statements and related financial information available at the time of the underwriting.

•
The $66.4 million property acquired on December 28, 2023 was a fully operating property that did not require additional development at this time. Therefore, there is no committed development spending anticipated for this property.

The Company further advises the Staff that, as of March 13, 2024, the date on which the Company filed the Registration Statement, the Company had raised an additional $301.0 million of proceeds from its investors. As a result, after giving effect to the subsequent events following the Company’s most recently available balance sheet date as of December 31, 2023, if such acquisition was measured as of March 13, 2024, the concentration of such acquisition would be 11.99%, which is less than the 20% threshold pursuant to FRM 2340.

Accordingly, the Company continues to believe that the $66.4 million property acquired on December 28, 2023 does not represent a “significant” portion of the Company’s assets, and therefore a potential investor would not need to consider the lessee’s financial statements or other financial information in order to evaluate such property’s impact on the Company from an asset concentration risk perspective.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
April 26, 2024

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact Ross M. Leff, P.C. at (212) 446-4947 of Kirkland & Ellis LLP.

Sincerely,

/s/ Ross M. Leff, P.C.
Ross M. Leff, P.C.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
April 26, 2024

Via Email:

cc:	Avraham Dreyfuss Fortress Net Lease REIT

David Brooks Fortress Investment Group LLC

Nicole M. Runyan, P.C. David L. Perechocky A.J. Million Kirkland & Ellis LLP

Annex A

($ amounts in thousands except as otherwise stated)	Amount reported on the Company’s Balance Sheet	Future development commitments as of December 31, 2023 disclosed in Note 8	Additional proceeds from investors as of March 13, 2024	Total
Registrant’s assets at December 31, 2023
Investments in real estate, net	$ 98,469	$ 183,500	$ -	$ 281,969
Intangible assets, net	$ 20,912	$ -	$ -	$ 20,912
Cash and cash equivalents	$ 4,515	$ -	$ 117,803	$ 122,318
Restricted cash	$ 127,889	$ -		$ 127,889
Other assets	$ 673	$ -	$ -	$ 673
Total Assets	$ 252,458	$ 183,500	$ 117,803	$ 553,761

Significance calculation:
Property acquisition on December 28, 2023	26.30%	15.23%		11.99%
($66.4 million)